P.E. 12/31/01

1-14418

02001401

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a -16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2001

SK Telecom Co., Ltd.

99, Seorin-dong Jongro-gu,Seoul,110-110, Korea

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✔ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ✔

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ____________ .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom

DATE, December 21, 2001

By S H Song

Name : Sung-Ho Song
Title: Senior Manager

Report to the Korea Stock Exchange

Re : SK Telecom's BOD has approved the purchase of land and building which is currently under construction from SK Global

SK Telecom's BOD has approved the purchase of land and building which is currently under construction from SK Global. The details are as follows ;

1) Property : 3,850 m^2 of Land and Building which is under construction
   - Location : Dunsan-dong Joong-gu Taejeon
2) Total Amount of Investment Expected : KRW 52.0 billion (Breakdown in Below)
   - Land and Work under Construction : KRW 23.6 billion
   - Additional Expected Construction Expense : KRW 28.4 billion
3) Purpose : To be used as regional office, service center and switching center
4) Decision Date : Dec 21. 2001